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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     of the Securities Exchange Act of 1934

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                           SYMETRICS INDUSTRIES, INC.
                           (Name of Subject Company)

                                  TSHCo, INC.
                          A Wholly Owned Subsidiary of

                            TEL-SAVE HOLDINGS, INC.
                                   (Bidders)

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
   COMMON STOCK, $0.25 PAR VALUE PER SHARE                     871 52 1100
                                                      (CUSIP NUMBER OF COMMON STOCK)
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                              ALOYSIUS T. LAWN, IV
                         GENERAL COUNSEL AND SECRETARY
                            TEL-SAVE HOLDINGS, INC.
                                 6805 ROUTE 202
                               NEW HOPE, PA 18938
                                 (215) 862-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)
                                   COPIES TO:
                          JONATHAN C. STAPLETON, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-1111

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     This Statement constitutes Amendment No. 2 to the Tender Offer Statement on
Schedule 14D-1, dated December 22, 1997, filed by TSHCo, Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Tel-Save Holdings, Inc., a Delaware corporation ("Parent"), relating to Purchaser's offer to purchase all outstanding shares of Common Stock par value $0.25 per share of Symetrics Industries, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, capitalized terms contained herein have the same meanings as set forth in the Offer to Purchase.

     1. Item 10 is hereby amended to add the following to paragraph (c) thereof:

ITEM 10.  ADDITIONAL INFORMATION.

     (f) On January 23, 1998, Parent issued a press release, a copy of which is annexed hereto as Exhibit (a)(9) and incorporated herein by reference. The Offer expired in accordance with its terms at 12:00 midnight on January 22, 1998. On January 23, 1998, Purchaser announced that it would accept for payment all shares that were validly tendered pursuant to the Offer, which Shares, together with Shares owned by Parent, represent approximately 83% of the outstanding Shares.

     2. Item 11 is hereby amended to add the following:

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Form of Press Release, issued January 23, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998

                                          TEL-SAVE HOLDINGS, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: General Counsel and
                                                          Secretary

                                          TSHCo, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: General Counsel and
                                                   Secretary

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                                 EXHIBIT INDEX

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                                                                                          PAGE
EXHIBIT                                     DESCRIPTION                                   NO.
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
(a)(10)      Form of Press Release, issued January 23, 1998
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